

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 23, 2021

Tim Matthew
Chief Executive Officer
XCPCNL Business Services Corp
4182 Clemmons Rd. Suite 289
Clemmons, NC 27012

> **Re: XCPCNL Business Services Corp**
> **Offering Statement on Form 1-A**
> **Filed November 4, 2021**
> **File No. 024-11707**

Dear Mr. Matthew:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed November 4, 2021

General

1. We note that you plan to offer your shares at a fixed price per share between $.005 and $.20 and you will offer up to 200 million shares of common stock, but you do not provide a fixed volume of securities included in your offering. Please revise throughout the filing to consistently state the maximum number of shares you are offering rather than a range of shares or a maximum dollar amount of shares. Rule 253(b)(4) of Regulation A does not permit you to include a range of shares as a means to satisfy the "volume of securities to be offered" disclosure requirement. Further, Rule 253(b)(2)(ii) requires that the upper end of your price range be used to determine the aggregate offering price under Rule 251(a), and Rule 251(a)(1) limits Tier 1 offerings to $20 million in a 12-month period.

2. Please have counsel update the legality opinion (Exhibit 1A-12.01) as applicable to be consistent with the current offering, including any changes to your offering in response to

comment 1. We note that the description in the legal opinion regarding price range and number of shares being offered appears to conflict with the information in the offering circular.

3. Please amend your offering circular to include the financial statements that you have filed as an exhibit to your offering statement. See General Instruction (a)(1) of Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stacey Peikin at 202-551-6223 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services